Issuer Free Writing Prospectus, dated July 10, 2014

Filed pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement

dated July 8, 2014 and

Registration Statement No. 333-182288

800,000 Shares of

9.25% Series B Cumulative Convertible Preferred Stock of

FX Energy, Inc.

PRICING TERM SHEET

July 10, 2014

The information in this issuer free writing prospectus updates and supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith.  All capitalized terms not otherwise defined in this issuer free writing prospectus shall have the meanings given thereto in the preliminary prospectus supplement.

Issuer:	FX Energy, Inc.

Securities:	9.25% Series B Cumulative Convertible Preferred Stock

Offering Size:	800,000 shares

Over-Allotment Option:	120,000 shares

Initial Conversion Price:	$5.00 per share, subject to adjustment for stock splits, stock dividends, stock combinations or other similar transactions

Maturity:	Perpetual

Trade Date:	July 10, 2014

Expected Settlement Date:	July 17, 2014 (T+5 settlement)

Public Offering Price:	$25.00 per share; $20.0 million total (assuming the overallotment option is not exercised)

Underwriting Discount:	$1.50 per share, or an aggregate of approximately $1.2 million (assuming the overallotment option is not exercised)

Net Proceeds to the Company, before expenses:	$23.50 per share, or an aggregate of approximately $18.8 million (assuming the overallotment option is not exercised)

Liquidation Preference:	$25.00 per share, plus accrued and unpaid dividends

Dividend Rate:	9.25% per annum of the $25.00 liquidation preference per share (equivalent to $2.3125 per annum per share)

Penalty Dividend Rate:	11.25% per annum of the $25.00 liquidation preference per share (equivalent to $2.8125 per annum per share)

Dividend Payment Dates:	Quarterly on the last day of each January, April, July and October, commencing October 31, 2014

Optional Redemption:

On and after July 17, 2017, the Company may, at its option, redeem the Series B Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends up to, but excluding, the date fixed for redemption.

Regular Conversion Rights:

Each outstanding share of Series B Preferred Stock shall be convertible at any time at the option of the holder into that number of whole shares of our common stock as is equal to $25.00 per share, plus accrued and unpaid dividends, divided by an initial conversion price of $5.00.

Change of Control Right Share Cap:

14.925 shares of common stock per share of Series B Preferred Stock (the “Share Cap”)

If the Common Stock Price is less than $1.675 per share (which is approximately 50% of the per share closing sale price of the Company’s common stock reported on the NASDAQ Global Select Market on July 10, 2014), subject to adjustment, the holders will receive a maximum of 13,731,000 shares of the Company’s common stock for all outstanding shares of Series B Preferred Stock (assuming exercise in full of the overallotment option), which may result in a holder receiving a value that is less than the liquidation preference of the Series B Preferred Stock.

Market Trigger Conversion:

The Company, at its option, may cause the Series B Preferred Stock to be converted, in whole or in part, on a pro-rata basis, into fully paid and nonassessable shares of common stock as is equal to $25.00 per share, plus accrued and unpaid dividends, divided by the Conversion Price if the Trading Price of the Company’s common stock equals or exceeds 120% of the Conversion Price, which amount is initially $6.00, for at least 20 trading days in any 30 consecutive trading day period ending three days prior to the date of notice of conversion.

Joint Book-Running Managers:	MLV & Co. LLC

Euro Pacific Capital, Inc.

Lead Manager:	Ladenburg Thalmann & Co. Inc.

Co-Managers:	I-Bankers Securities, Inc. Maxim Group LLC National Securities Corporation

CUSIP/ISIN:	302695 309 / US3026953097

Ticker/Exchange:	Anticipated to be FXENP / NASDAQ Global Select Market

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) AND PROSPECTUS SUPPLEMENT WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT, THE PROSPECTUS SUPPLEMENT AND THE OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV OR BY WRITTEN REQUEST TO FX ENERGY, INC., 3006 HIGHLAND DRIVE, SUITE 206, SALT LAKE CITY, UTAH 84106, ATTENTION: INVESTOR RELATIONS.